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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               TRO Learning, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  87263R 10 9
                  --------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 pages

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CUSIP No.  87263R 10 9                13G                      Page 2 of 5 Pages

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1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              William R. Roach
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  / /
                                                              (b)  / /
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3          SEC USE ONLY


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4          CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
               NUMBER OF              5           SOLE VOTING POWER

                SHARES                            1,379,507
                                      ------------------------------------------
              BENEFICIALLY            6           SHARED VOTING POWER

                OWNED BY                          --
                                      ------------------------------------------
                  EACH                7           SOLE DISPOSITIVE POWER

               REPORTING                          1,337,379
                                      ------------------------------------------
                 PERSON               8           SHARED DISPOSITIVE POWER

                  WITH                            --
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,337,379
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           /X/      See Item 6 attached hereto
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              19%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

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         This Amendment No. 7 to Schedule 13G filed by William R. Roach
("Roach"), relates to the Schedule 13G (the "Schedule 13G") filed by Roach relating to the common stock, par value $0.01 per share ("Common Stock"), of TRO Learning, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. All capitalized terms used herein and not otherwise defined herein have the meanings assigned to them in the Schedule 13G.

ITEM 1.

         a.       TRO Learning, Inc.
         b.       1721 Moon Lake Boulevard
                  Suite 555
                  Hoffman Estates, IL 60194

ITEM 2.

         a.       William R. Roach
         b.       See Item 1.b. above
         c.       United States
         d.       Common Stock
         e.       87263R 10 9

ITEM 3.

         Not Applicable

ITEM 4.  OWNERSHIP

         a.       1,379,507 shares of Common Stock*
         b.       19%
         c.       (i)      1,379,507*
                 (ii)      0
                (iii)      1,337,379*
                 (iv)      0

-------------------
* Includes 340,400 shares of Common Stock subject to purchase pursuant to the exercise of options exercisable currently or within 60 days of December 31, 1999.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

                                       3

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Of the 1,379,507 shares of Common Stock over which Roach maintains the sole power to vote or direct the vote, 42,128 shares are held of record by the adult children of Roach but as to which Roach disclaims beneficial ownership. Such children of Roach are entitled to receive the dividends on and the proceeds from the sale of such shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2000



/s/ William R. Roach
---------------------------------
William R. Roach






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